March 13, 2019

Luca Zaramella
Chief Financial Officer
Mondelez International, Inc.
Three Parkway North
Deerfield, IL 60015

       Re: Mondelez International, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 8, 2019
           File No. 001-16483

Dear Mr. Zaramella:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 48

1. We note your disclosure indicating that, in connection with your 2018 annual goodwill impairment testing, each of your reporting units had "sufficient" fair value in excess of carrying value. Supplementally, explain to us how you have defined "sufficient" for purposes of this disclosure. Separately, tell us whether any of your reporting units had a fair value that was not substantially in excess of carrying value and which were therefore at risk of goodwill impairment under FASB ASC Topic 350.

      To the extent that reporting units are at risk of goodwill impairment, explain to us how you considered providing the following disclosures:

          The percentage by which fair value exceeded carrying value as of the date of the most
 Luca Zaramella
Mondelez International, Inc.
March 13, 2019
Page 2
             recent test;
             The amount of goodwill allocated to the reporting unit;
             A description of the methods and key assumptions used and how the key assumptions were determined;
             A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
             A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Financial Statements and Supplementary Data
Note 13 - Commitments and Contingencies, page 109

2. You indicate in the last paragraph under the caption Legal Proceedings that you believe the ultimate outcome of the various legal proceedings to which you are a party, individually and in the aggregate, will not materially harm your financial position, results of operations or cash flows. If it is at least reasonably possible that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material, either disclose the estimated additional loss, or range of loss, that is reasonably possible, or state that such an estimate cannot be made. Refer to FASB ASC paragraph 450-20-50-4 and Question 2 to SAB Topic 5:Y.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Brad Skinner,
Senior Assistant Chief Accountant at (202) 551-3489 with any questions.



FirstName LastNameLuca Zaramella                               Sincerely,
Comapany NameMondelez International, Inc.
                                                               Division of
Corporation Finance
March 13, 2019 Page 2                                          Office of
Natural Resources
FirstName LastName